EXHIBIT 99.1

THIRD PARTY REPORT ON RESERVES

By GLJ Petroleum Consultants Ltd. - (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.
We have prepared an independent evaluation of the oil and gas reserves of Gran Tierra Energy Inc. (the "Company") for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

ii.	We have evaluated the reserves of the Company as at December 31, 2012. The completion date of our report is January 28, 2013 for the properties in Argentina, Brazil and Colombia.

iii.
The following table sets forth the geographic area covered by our reports, proved, probable and possible reserves estimated using constant prices and costs, and the proportion of the Company's total reserves that we have evaluated.

	Company Net Reserves
Category	Crude Oil Mbbl	Natural Gas MMcf	Natural Gas Liquids Mbbl	Oil Equivalent Mbbl (1)	Portion of Reserves Evaluated, %
Proved
Developed
Argentina	2,387	2,777	72	2,922	100
Brazil	347	—	—	347	100
Colombia	24,646	8,551	31	26,102	100
Undeveloped
Argentina	3,304	527	31	3,423	100
Brazil	1,244	—	—	1,244	100
Colombia	6,432	921	—	6,586	100
Total proved	38,360	12,776	134	40,624	100

Probable
Developed
Argentina	697	298	19	766	100
Brazil	397	—	—	397	100
Colombia	5,670	783	3	5,804	100
Undeveloped
Argentina	1,787	1,538	27	2,070	100
Brazil	942	—	—	942	100
Colombia	5,242	2,517	0	5,662	100
Total probable	14,735	5,136	49	15,641	100

Possible
Developed
Argentina	1,425	695	22	1,563	100
Brazil	686	—	—	686	100
Colombia	4,732	1,902	7	5,056	100
Undeveloped
Argentina	4,344	46,733	428	12,561	100
Brazil	1,384	—	—	1,384	100
Colombia	8,428	2,337	0	8,818	100
Total possible	20,999	51,667	457	30,068	100

(1)  Oil equivalence factors: Crude Oil 1 bbl/bbl, Natural Gas 6 Mcf/bbl, NGL 1 bbl/bbl.

Our report covers 100% of the Company’s total oil, natural gas and natural gas liquid reserves.

iv.
As noted in item iii., our evaluation covered 100% of the Company’s proved, probable and possible reserves. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

Data used in our evaluation were obtained from regulatory agencies, public sources and from Company personnel and Company files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by the Company such as interests and burdens, recent production, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts and capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were satisfactorily resolved.

The Company has warranted in a representation letter to us that, to the best of the Company’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated properties was not performed nor was it considered necessary for the purposes of our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.
As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report unless prices are defined by contractual or other regulator arrangements. In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

Benchmark Average Prices and average realized prices for the year ended December 31, 2012 are as follows:

Twelve Month Average Benchmark Prices
Brent Blend Crude Oil FOB North Sea ($US/bbl)	$111.46

Average realized prices
Oil and NGL's per bbl - Colombia	$103.04
Natural Gas ($/Mcf) - Colombia	$3.16
Light/Medium Oil ($/bbl) - Argentina	$71.34
Natural Gas ($/Mcf) - Argentina	$3.83
Condensate (Natural Gasoline) ($/bbl) - Argentina	$78.48
Natural Gas Liquids ($/bbl) - Argentina	$61.73
Light/Medium Oil ($/bbl) - Brazil	$97.35

vi.
Our report has been prepared assuming the continuation existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce , there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recovery the estimated reserves.

vii.
Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

viii.
In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate data, assumptions, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K. All methods and procedures considered necessary under the circumstances to prepare the report were used.

ix.	A summary of the Company reserves evaluated by us is provided in item iii.

GLJ Petroleum Consultants Ltd.
4100, 400 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4H2
Dated: February 16, 2013

/s/ Leonard L. Herchen
Leonard L. Herchen, P. Eng.
Vice President